FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 16, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Petrobras Energía Participaciones S.A. (Buenos Aires: PBE, NYSE: PZE), controlling company of Petrobras Energía S.A. (Buenos Aires: PESA) announces that at a meeting held on January 14, 2008 Petrobras Energía S.A.´s Board of Directors unanimously approved the following item:

ACCEPTANCE OF RESIGNATION AS DIRECTOR OF EXPLORATION AND PRODUCTION AND APPOINTMENT OF SUBSTITUTE DIRECTOR.

The Chairman informs that Carlos Alberto Pereira de Oliveira submitted a letter of resignation from his position as Director of Exploration and Production, effective March 1, 2008, since he has been appointed to hold senior executive positions at Petróleo Brasileiro S.A. – Petrobras. Carlos Alberto Pereira de Oliveira was appointed as Director of Exploration and Production of the Company on May 21, 2003, as evidenced by Board of Directors’ Minutes Nbr 2324, transcribed to the relevant Book. Therefore, the Chairman proposes to appoint Gustavo Adolfo Amaral as Director of Exploration and Production, effective March 1, 2008. It is hereby evidenced that the Director appointed shall, under section 270 of the Business Associations Law, directly report to the Board, being responsible before the Company and third parties for the performance of his duties under the same terms and conditions as Directors. Gustavo Amaral (51) graduated in Construction Engineering from the Military Institute of Engineering, Río de Janeiro, Brazil. He completed post-graduate courses in Oil Engineering and attended the Advanced Management Program at the Wharton Business School – USA. He coordinated international projects of Petrobras in Latin America, Europe, Africa and the Middle East. He held several managerial positions at Petrobras in Brazil and abroad, such as: Petrobras Production and Operations Manager in the United States and Director of Petrolera Entre Lomas S.A., in Argentina. He presently performs as Planning and New Developments Manager of the Company’s Exploration and Production business unit. The proposal was submitted to the consideration of the meeting and the same was approved by those present thereat. It is also proposed to expressly evidence the Company’s recognition for Carlos Alberto Pereira de Oliveira’s successful performance and the excellent services rendered during his term of office. The Board of Directors unanimously approves the proposal and wishes both of them great success at their new positions.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 16/01/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney